

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Mark M. Chloupek
Executive Vice President and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, TX 75038

> **Re: La Quinta Holdings Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2013**
> **CIK No. 0001594617**

Dear Mr. Chloupek:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Smith Travel Research and PKF Hospitality Research, LLC. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please highlight the specific

portions of each document that you are relying upon so that we can reference them easily. In addition, please confirm to us, if true, that any third party data included in the registration statement was not prepared for or commissioned by you or your affiliates.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that although a table has been provided for dilution and pro forma financial information, you have not yet populated these tables with quantitative information within your draft submission. We will review this information when provided and will issue additional comments at that time.

Inside Front Cover Page

5. Please move the dealer prospectus delivery obligation legend to the outside back cover page pursuant to Item 502(b) of Regulation S-K or advise.

Company overview, page 1

6. We note your statement that your percentage growth of number of hotels over the last ten years has significantly outpaced the growth of your main STR competitive set. We also note your disclosure on page 2 that your competitive set most often includes Comfort, Holiday Inn Express and/or Hampton. Please revise to clarify whether these three brands are the main competitive set to which you are referring on page 1 and clarify what you mean by "and/or" Hampton. In addition, please explain whether you are comparing growth solely in terms of franchise hotels or whether the brands in your competitive set are adding owned and operated hotels. As applicable, please balance your disclosure to briefly explain how growth in the number of hotels does not directly correlate to growth in revenues or net income.

7. We note that you have a pipeline of 175 franchised hotels as of September 30, 2013. Please balance this disclosure by including the anticipated timeline for these franchised hotels and quantify, if applicable, any costs associated with this pipeline.

8. Under your description of your strategic repositioning plan, we note your references to your "RevPAR penetration" and your "RevPAR Index." Please revise to briefly explain what you mean by these terms and how you calculate such figures.

9.   We note your references on page 3 to your RevPAR growth and your estimate regarding each $1 increase in ADR and its impact on Adjusted EBITDA. Please supplementally provide us support for the calculation of your RevPAR growth as well as the calculation relating to each $1 increase in ADR and its impact on Adjusted EBITDA.

Highly experienced and successful management team, page 5

10.   We note your disclosure that management "has over 190 years of lodging experience." Please note that it is not appropriate to aggregate management's experience. Please revise accordingly.

Continue to increase La Quinta brand awareness, page 6

11.   Please revise to define "BMF" when the term is first used. We note your definition of the term on page 70.

Investment risks, page 8

12.   Please revise the last bulleted item on page 9 to disclose your total indebtedness. Additionally, per your disclosure on page 97, please disclose here that all of your secured debt matures in July 2014, that you do not expect to have sufficient cash on hand to pay the debt in full, and that you intend to refinance.

13.   Please revise the bulleted item on page 10 to quantify your sponsor's post-offering ownership stake in the company. Please also revise to briefly discuss the corporate governance risks associated with you being a "controlled company" and the market price risk of future sales of the sponsor's holdings.

14.   We note that your hotels are geographically concentrated. Please revise, in the summary and on page 22, to clarify, if true, that approximately 25% of your hotel rooms are located in Texas.

Our pre-IPO transactions and organizational structure, page 10

15.   We note you expect to effect a series of transactions that will occur prior to and/or concurrently with the closing of this offering.   Please revise to briefly explain the material terms of these transactions and include an organization chart, which identifies each entity.

16.   We note your disclosure on page 11 that some of your existing entities operated as REITs. Please revise this section to clarify, if true, that subsequent to the completion of your pre-IPO transactions, neither you nor your subsidiaries will be a REIT, and that you will be taxed as a "C" corporation at the federal and state level.

A number of our owned hotels are subject to ground leases . . ., page 33

17.   We note that all of your ground leases and ground subleases will expire between 2014 and 2102. Please revise to break out the number of ground leases and ground subleases that will expire in the next three years.

We are currently under audit by the Internal Revenue Service . . ., page 41

18.   Please revise your risk factor disclosure to identify the entities being audited.

Risks relating to our indebtedness, page 43

19.   Please revise your risk factor disclosure on pages 43 and 44 to disclose, if true, that all of your secured debt matures in July 2014, you do not expect to have sufficient cash on hand to pay the debt in full and you intend to refinance.

Affiliates of our Sponsor control us . . ., page 45

20.   We note your risk factor disclosure on page 45 that so long as your sponsor owns "a significant percentage" of your stock, your sponsor will be able to significantly influence the composition of your board of directors and the approval of actions requiring shareholder approval. Please revise your disclosure to quantify the "significant percentage."

Our pre-IPO transactions and organizational structure, page 54

21.   Please provide greater detail concerning your current corporate structure before giving effect to the pre-IPO transactions. For example, please identify which of the existing entities are REITs, and for each existing entity, please clarify whether it will be merged, liquidated, or converted into a limited liability company. Additionally, please identify the investment funds affiliated with your sponsor to which you are referring, or advise.

Use of proceeds, page 56

22.   We note your disclosure on page 56 that you intend to use the net proceeds from this offering to repay certain of your then outstanding indebtedness and that any remaining net proceeds will be used for general corporate purposes. Please revise to provide the approximate amount intended to be used for each purpose. In addition, please revise to set forth the interest rate and maturity of the indebtedness. Please refer to Item 504 of Regulation S-K.

Capitalization, page 58

23.   Please tell us the basis for including restricted cash and cash equivalents within your table of cash and cash equivalents and capitalization as of September 30, 2013 given the nature of the restrictions disclosed elsewhere in your filing.

Dilution, page 60

24.   Please revise the table on page 61 to break out officers, directors, promoters and affiliated persons or advise. Refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key indicators of financial condition and operating performance, page 71

25.   We note your disclosure on page 72 regarding the RevPAR index and that you select the competing hotels included in the metric. Please revise to provide more detail regarding how you determine each subject hotel's competitive set and identify the hotels included in the competitive set or advise.

Results of Operations, page 74

26.   We note the chart on page 74 relating to your "system-wide comparable hotels." Please revise to clarify what you mean by your system-wide comparable hotels. To the extent hotels are excluded from your system-wide comparable hotels, please revise to briefly explain such exclusions, if applicable.

Operating expenses, page 78

27.   We note your disclosure that increases to your direct lodging expenses were driven by increases in commodity pricing. Please clarify which commodities impact such expenses.

28.   We note your disclosure that increases to your direct lodging expenses were also driven by shifts in consumer payment options by certain online travel agencies. Please explain in more detail the consumer payment options that increase your travel agency commission costs. In addition, please identify the "significant new online travel agency" that was introduced to your system.

Debt, page 96

29.   We note your disclosure on page 97 that you intend to refinance your current debt facilities. We further note your disclosure on pages 79 and 84, indicating that your net interest expenses have increased significantly as the result of refinancing your debt.

Please expand upon your disclosure to discuss whether you expect your net interest expenses to continue to increase in light of your anticipated refinancing.

Contractual obligations, page 97

30.   Please include a pro forma contractual obligation table that reflects the estimated application of proceeds to your outstanding indebtedness and any debt assumed upon acquisition of the Previously Managed Properties.

Company overview, page 107

31.   We note your disclosure on page 108 regarding the repositioning capital used to update guest rooms at your owned hotels. Please expand upon your disclosure here, or elsewhere as appropriate, to discuss the average age of your owned hotels. We note your disclosure on page 4 that the average age of your franchised hotels is 13 years.

Our brand and hotels, page 113

32.   Please expand upon your disclosure to break-out the number of your owned and franchised hotels that serve the midscale segment and the upper-midscale segment.

33.   We note your disclosure that your pipeline consists of 19 international locations and 156 domestic locations. Please expand upon your disclosure to provide more detail concerning the significant geographic locations of the 156 domestic locations in your pipeline.

Franchising agreements and fees, page 118

34.   We note your disclosure on page 119 that you have retained nearly 90% of your franchise partners since the inception of your franchising program. Please revise your disclosure to clarify how many franchise agreements have been terminated in the last year and which party initiated the terminations.

Our marketing operation, page 120

35.   We note your disclosure on page 120 that your marketing is primarily supported through your BMF. We also note your disclosure in your MD&A, particularly page 65, indicating that you spend significantly more on "marketing, promotional and other advertising expenses" than on marketing expenses funded through your BMF. Please reconcile these disclosures or advise.

36.   Please quantify the number of La Quinta Returns active members that you have.

Executive officers and directors, page 127

37.   Please revise your disclosure to state when Mr. Goldberg began his term as a member of your board of directors.

Description of indebtedness, page 145

38.   Please revise your disclosure to discuss in detail the restrictive covenants associated with your secured debt. We note your risk factor disclosure in this regard on page 44.

Underwriting, page 161

39.   We note your disclosure on page 165 that certain of the underwriters and their affiliates have performed various services for you. Please revise to disclose any historical investment banking and commercial dealings between the underwriters and you, your sponsors and their affiliates.

La Quinta Predecessor Entities

Note 2 – Basis of presentation and significant accounting policies

Basis of presentation and consolidations, pages F- 8 - F-9

40.   We note that you have determined LQM to be a VIE where you are the primary beneficiary. Please tell us and disclose within your filing, the basis and methodology utilized for determining that you were the primary beneficiary.   Your discussion should discuss significant judgments and assumptions made.   Given the lack of member contributions and equity investments, please also discuss how LQM is financed.   In addition, please clarify and disclose whether creditors of LQM have recourse to your general credit and discuss any arrangements, events, or circumstances that could expose you to a potential loss related to your relationship with LQM.   Reference is made to paragraphs 810-10-50-12 and 14 of the Financial Accounting Standards Codification.

Revenue Recognition, pages F-9 – F-10

41.   We note that you recognize a majority of the initial fee as revenue when the franchise agreement is signed and recognize the remaining deferred portion when the franchised property opens. Please clarify to us and disclose within your filing, how you determine the amount of the initial fee to defer.   Your response should discuss what conditions or obligations exist to prevent you from recognizing the full initial fee upfront and how you evaluated these conditions or obligations in determining whether substantial performance has been achieved.

42. Please clarify whether the initial fee is relatively large compared to continuing franchise fees. To the extent, the initial fee is significant please clarify how you have complied with the accounting literature outlined within paragraph 952-605-25-4 and the disclosure requirements outlined within paragraph 952-605-50-2 of the Financial Accounting Standards Codification.

Property and Equipment, page F-11

43. Please revise to disclose your capitalization policy.   Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses.   In addition, please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Lastly, please disclose the amount of salaries and other general and administrative expenses that were capitalized and a discussion of any significant fluctuation in your capitalization rates.

Exhibit index, page II-2

44. We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

45. We note the exhibit list includes "form of" agreements, particularly Exhibit 3.2. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.


Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel


cc: Michael D. Nathan, Esq.
       Simpson Thacher & Bartlett LLP